Exhibit 99.1

Cloopen Announces the Appointment of Yu CPA as Independent Auditor

BEIJING, July 19, 2022 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced the appointment of Yu Certified Public Accountant, P.C. (“Yu CPA”) as the Company’s independent registered public accounting firm, effective July 18, 2022. The appointment was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board.

Yu CPA replaces KPMG Huazhen LLP (“KPMG”), the Company’s previous independent registered public accounting firm. The Company is working closely with Yu CPA and KPMG to ensure a seamless transition.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

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Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry, as well as the industries in which its customers operate; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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